Exhibit 99.1

Points.com Helps Holiday Shoppers Celebrate and Save
With Valuable Loyalty Rewards Tips

TORONTO (November 18, 2009) – The holidays will be here before you know it, and those who have a long list of dreams to fulfill this season can look to an often overlooked resource as the key to financial savings. From buying gifts to booking flights to hosting this year’s annual holiday party, smart shoppers will be taking advantage of the bevy of airline miles, hotel loyalty points and other rewards they’ve earned in order to stretch holiday budgets this year and keep the financial scrooges at bay.

Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the world's leading loyalty reward solutions provider and owner of Points.com, offers several easy and economical ways to save money this holiday season. Not only can users redeem miles and points for all those gifts on the family’s wish list, but the site’s Global Points Exchange service can also help offset holiday airfare costs and even help amass enough points for a free hotel stay.

Points can help maximize the holiday fun while minimizing costs with a number of products and services that will make the season be as jolly as it can be:

  Give the gift of choice. Give your friends and family the opportunity to pick their own gifts this year by redeeming rewards for gift cards that can be used for purchases at their favorite stores and eating establishments. From retailers like Home Depot, Macy’s and Best Buy to popular restaurants like Hard Rock Café and Red Lobster, many gift cards for these and other top brands never expire and can be redeemed at any time. They’re also easy to mail, which reduces the risk of giving less-than-perfect presents and leaves purchasing decisions in the hands of recipients themselves.

  Give the gift of points. If someone in your life is planning a big trip, help them achieve their goals by gifting points or miles in their favorite program. The “Buy” option on Points.com lets you top up accounts quickly and easily at just pennies per point.

  Pick up the tab for friends and family to fly to you. Encourage those you love to make the trip to visit you this year by redeeming your rewards for their flights. And if your miles are spread out among different airlines, use Points.com’s Swap feature to help move points from one account into the other, giving you the points needed to redeem for a free flight.

  Ho-ho-hosting a get-together for less. If you’re high on holiday spirit but low on the funds needed to pay for a very merry celebration, turn your rewards into gift cards that can be redeemed for party supplies like food, decorations and entertainment. Retailers including Bed, Bath and Beyond, Kmart and FTD.com, as well as catering-friendly eateries like Panera Bread, Chili’s Grill & Bar and Boston Market can provide everything you need to make a holiday party a smashing success without breaking the bank.

  Reallocate rewards into a singular rewards account. Who says you can’t gift yourself and others at the same time? If you’ve got a big bank of points and miles in multiple accounts that could be better spent by combining all of them together, consider topping off your preferred rewards account via Points.com’s Global Points Exchange. Not only can miles earned with airlines such as American, Delta and Continental be combined into one particular frequent flier account, but they can also be incorporated into InterContinental Hotel Group’s Priority Club Rewards program to be redeemed for free stays around the world.

Points.com offers tips for holiday savings by redeeming rewards, page 2

Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter, become a Facebook fan or track your balances in iGoogle.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com.

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For more information about these tips or to interview Chris Barnard, President, contact:

Media relations:
David Cumpston
Allison & Partners
T. 415-277-4917; E. points@allisonpr.com

Investor relations:
Alex Wellins
The Blueshirt Group
T. 415-217-7722

Brinlea Johnson
The Blueshirt Group
T. 212-551-1453